                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                Commission File Number 001-08278

(CHECK ONE): [X]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR

For Period Ended: December 31, 2001
                  -----------------------------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                   ---------------------------------------------
  Read Instruction (On Back Page) Before Preparing Form. Please Print Or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant  RELIANCE GROUP HOLDINGS, INC.
                        --------------------------------------------------------

Former Name if Applicable
                          ------------------------------------------------------


Address of Principal Executive Office (Street and Number)
                                                         -----------------------

                                5 Hanover Square
--------------------------------------------------------------------------------

City, State and Zip Code      New York, New York 10004
                         -------------------------------------------------------


                                    12b25-1

                                    PART II
                            RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       [X]   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

             (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       [X]   (c)  The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to significant changes in Registrant's operational (underwriting, claims), corporate (systems, actuarial, financial) and organizational structure and staffing, which occurred within the last half of 2000 and early 2001 as a result of its decision to discontinue its ongoing insurance business and commence run-off operations, Registrant's accountants, Deloitte & Touche LLP, have been unable to complete the work necessary to complete their audit for fiscal year 2000. Until such audit is completed, it will not be possible to prepare a Form 10-K for the year ended December 31, 2001.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

  Paul W. Zeller                  (212)    858-6520
--------------------------------------------------------------------------------
     (Name)                    (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).                                               [ ] Yes [X] No

Form 10-K for the fiscal year ended December 31, 2000.

Form 10-Q for the quarter ended March 31, 2001.

Form 10-Q for the quarter ended June 30, 2001.

Form 10-Q for the quarter ended September 30, 2001.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X]Yes  No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                  Attachment A

                         RELIANCE GROUP HOLDINGS, INC.

         Reliance Group Holdings, Inc. ("Registrant") expects to report a loss for the year 2001. As previously reported, as of December 31, 2000, Registrant expects to write off its investment in Registrant's Reliance Insurance subsidiary. Consequently, Registrant's losses in the fourth quarter of 2001 and for the year ended December 31, 2001 are expected to be approximately $2.4 to $2.7 million and $25.9 to $28.5 million respectively, reflecting primarily accrued interest on its outstanding indebtedness and corporate overhead and not results at Registrant's Reliance Insurance subsidiary. Interest on Registrant's outstanding indebtedness of approximately $6 million per month ceased to accrue as of June 12, 2001, the date of commencement of Registrant's Chapter 11 case. As previously reported, Registrant has defaulted in the payment of interest and principal on its outstanding indebtedness. Registrant's expected losses for the 2001 fourth quarter and year ended December 31, 2001 are expected to be significantly lower than the losses expected to be reported for the corresponding periods for 2000, principally because of the inclusion in the 2000 statements of the results of Registrant's Reliance Insurance subsidiary and the write-off of goodwill related to the insurance operations, as well as higher interest expenses prior to and significantly lower operating expenses after the commencement of Registrant's Chapter 11 case.

         The foregoing figures are subject to the ongoing audit by Deloitte & Touche LLP of fiscal year 2000. This audit may result in changes in these estimated results.

                         RELIANCE GROUP HOLDINGS, INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date April 2, 2002                              By /s/ Paul Zeller
     ------------------                            ----------------------------
                                                   Title: President and CEO

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    12b25-2

                      [Letterhead of Deloitte & Touche LLP]




April 2, 2002


Mr. Paul Zeller
President and Chief Executive Officer
Reliance Group Holdings, Inc.
5 Hanover Square
New York, New York 10004

Dear Mr. Zeller:

         This is to confirm our advice to you that Deloitte & Touche LLP is unable to complete the audit of the consolidated financial statements of Reliance Group Holdings, Inc. and subsidiaries (the "Company") as of December 31, 2000 or December 31, 2001 by April 1, 2002, the statutory due date and April 15, 2002, the statutory extension date, respectively, for the filing with the Securities and Exchange Commission, of the Company's Annual Report on Form 10-K for the year ended December 31, 2001.


Yours truly,
/s/ Robert Bass